Filed by BioPlus Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: BioPlus Acquisition Corp.

Commission File No.: 001-41116

SPACInsider Podcast – September 15, 2023

Nick Clayton, Tim Moran, Ross Haghighat and Marlena Haddad

The following is a full transcript of an interview made available at: https://open.spotify.com/episode/2MbqZDlwAcqs667qHqKUsi

Nick Clayton:

Hello and welcome to another SPACInsider podcast. We bring an independent eye in interviewing the targets of SPAC transactions and their SPAC partners.

Biotech firms tend to come onto SPAC’s radar when they still have some clinical work to complete to get to an approved medicine or device, but Avertix is ahead of that particular curve. I’m Nick Clayton, and this week my colleague, Marlena Haddad and I speak with Tim Moran, President and CEO of Avertix and Ross Haghighat, CEO and CFO of BioPlus Acquisition Corp. The two announced a $195 million combination in May. Tim tells us how Avertix’s Guardian heart monitoring implant has done in its initial commercial rollout, having already been approved by the FDA and for insurance reimbursements. While Ross explains why being at that stage of the process was important for BioPlus’s criteria, given the current market conditions and what further value streams could be unlocked by the Guardian device long-term. Take a listen.

Okay. So just to start out, Tim, Avertix made some news this morning with the partnership you announced with the Heart and Rhythm Institute of Trinity. How will that be an important step on your continuing efforts to make Guardian systems more available to patients?

Tim Moran:

Yeah, Nick, we were really excited to announce that partnership and it comes on the heels of another announcement we made just a few weeks back with another very large health system called AdventHealth. So our commercial team has done an excellent job getting out into the market, being able to educate cardiologists and electrophysiologists on the benefit of the Guardian system. We have the first and only FDA approved class three implantable diagnostic device that can detect heart attacks and in real time alert the patient that they’re having an attack in order to get them to care more quickly. And our whole objective now is driving awareness in the market and these partnerships really serve us well and they provide a license to hunt, if you will, within these large systems that we can now go to the various hospitals that are part of that system and bring Guardian to the physicians and the patients there.

Nick Clayton:

Great. I’m really looking forward to getting into a lot of the specifics there, but just moving it over to Ross real quick, I’m interested in hearing about your process as well. We see a lot of SPAC deals in biotech and often these are targets that are at the earlier clinical stages, but Avertix is in a very different position. So how was the timing and sort of the stage of development interesting for you from BioPlus’s perspective dealing in this case with an approved medical device that’s already out there in the market?

Ross Haghighat:

Well, thanks for that question. Look, you’re absolutely correct. It is quite rare to get a company that has really a very, very large market, about $7 billion TAM complete white space where there is no competition, have the FDA regulatory approval for a class three device that went on for about 10 years at 100 different centers with over 900 patients, very, very broad label by the FDA that essentially applies to almost 90% of heart attack patients on an annual basis. And of course with a differentiated product, well protected with a number of patents that extend to 2041 and a fantastic reimbursement by the CMS. So those combinations really puts Avertix in a very unique position that this is not about build them and they’ll come. This is a product with a need with a very large population, not just in the US but on a global basis. In the US as I pointed out, it’s about a $7 billion complete green space. Overseas on a global basis, that market is several times that, and we think that this represents a real opportunity for us to build a very successful global multi-billion dollar company.

Marlena Haddad:

Yeah, and on that note, can you talk a bit more about the Guardian’s market fit. With heart disease continuing to be the leading cause of death globally, what are the kinds of patients that Guardian is the best fit for?

Tim Moran:

What’s really interesting is, as Ross noted, it’s a white space. So we believe that we’re building into a new cardiac category. If you think about patients that have had one prior heart attack or myocardial infarction, their ejection fraction, if you’re familiar with that phrase, is something that they’ll immediately have measured. So ejection fraction is simply how well your heart pumps blood each time it beats. Today, if a patient has an MI and their ejection fraction is below 35%, they’re eligible to receive an implantable cardiac defibrillator, an ICD. That’s only about 10% of the post MI patients. So what we’re focused with Guardian are patients that have had an MI, but their ejection fraction is above 35, but probably less than 60. It’s about 90% of the MI patients, post MI patients each year.

And before Guardian, there was really no monitoring that you could send the patient home with that would be with them 24/7, around the clock looking for the next event to occur. So that’s where we’re positioning this device and it really serves two purposes. So from an episodic perspective, obviously for heart attack detection, we’re notifying the patient in real time, but also because we have a lead that’s directly in the patient’s heart, we’re able to capture a whole host of other cardiac complications. So as a patient’s disease progresses over time, we’re really providing that longitudinal care. So we’re giving the physicians a way to track these patients and be able to manage them and monitor them each and every day, something that they’ve never had before.

Marlena Haddad:

And so given that Guardian is in some ways a preventative intervention, does that impact your distribution at all in terms of what kinds of facilities and doctors will be offering it?

Tim Moran:

So today we’re focused on really from a physician perspective, there’s a couple call points. So obviously the cardiologist, oftentimes an interventional cardiologist is really the person that’s going to manage that patient on a day-to-day basis. They’re going to provide referrals for any care that they need. At some point, they’re also implanting the device, but more often they’re referring their patient to an electrophysiologist who’s the other key physician target for our business who are implanting this device. What’s nice about the product, and when I did my diligence about joining and kind of taking my career to Avertix, was we’ve got this de novo product, a brand new white space that we’re building, but the practice of actually implanting the device is very similar to that of a single chamber pacemaker. So there’s no big technical hurdles. So this procedure is very simple, we don’t change any workflow, and quite frankly, it’s a procedure that physicians have been doing for many, many years. So it’s the cardiologists and electrophysiologists that are the key physician champions, and then we’re selling to both hospitals and ambulatory surgery centers.

Nick Clayton:

Ross was touching upon there for a bit in terms of some of the long tail of work that Avertix has done in terms of getting Guardian to this stage and the company goes back to 2001, you’re working on algorithms and building intellectual property around that. Can you just touch a little bit about what that journey has been like and the trove of IP you have at this point?

Ross Haghighat:

You’re absolutely correct is that the secret sauce in this product family, if you would, is really the algorithm. Specifically it’s about monitoring a shift in ST segment of a patient’s cardiogram, and the company has spent more than a decade perfecting and then running a very comprehensive global trial. The clinical trial that was done provided a very high level of reliability, 91% positive predictability value compared to symptoms alone that the patients today rely on to decide that they’ve had potentially a heart attack and present themselves to the ER. Let’s just put it in perspective.

Today from the onset of a heart attack until the patient presents themselves into the hospital for intervention, takes over 12 hours. In fact, close to 13 hours. Patients that have the Guardian would be alerted to an MI within two minutes of its occurring. And in this very large 900 plus patient study, the average patient showed up under 2 hours. So think about this thing. 2 hours compared to almost 13 hours.

What’s even more important is for every 30 minutes of delay in intervention, mortality rate increases by 7.5%. So getting patients in that quickly has a real impact on patient outcome.

What’s even more important is about a quarter of all heart attacks are completely asymptomatic, which means they do not have the typical symptoms that we see perhaps in Hollywood where you have massive chest pain and you call the ambulance. Most patients, 25% of those patients have a heart attack, they’re not even aware that they’ve had a heart attack. The problem is there’s tissue dying in the heart that is impacting that ejection fraction that Tim spoke about. Ability to detect, then this algorithm confirming that you’ve had a heart attack, and alerting the patient to get intervention has a real impact. And in our trial, we were able, out of 900 patients, there were 42 patients that had silent heart attack, that had no knowledge, that they had a heart attack, and they got intervention. Therefore, the data has been published in peer review articles, and it is really profoundly positive and very, very encouraging, and that is a big, essentially benchmark for cardiologists that are making decisions to rely on this device to help their patients today.

Tim Moran:

Yeah. Just to piggyback on that, a couple other points. So regarding the ejection fraction discussion, because this really resonates with the physicians now that we’re out talking about the device. In the study, we looked at the patient’s ejection fraction at the time of implant. So at the start of the study, and obviously it was a randomized control trial, so we had a control cohort, and then we had our treatment cohort that had the Guardian with the alarming on. For patients that had an MI during the study, when you looked at their initial ejection fraction at the start, both groups, they were about equivalent, about mid 50 percentile.

Upon discharge after an MI, the patients that did not have the benefit of Guardian had about a 20% decline in their ejection fraction where we preserved patients who had Guardian at about the same percent as they had prior to the implant. So that was really just incredible data, and that goes towards the impact and the chronic nature of what these patients will have to deal with over time. So really, really compelling.

The only other piece I would say here is when you talk about our journey from day one and the inception by our founders to say, we want to help patients who are dying from heart attacks at the end of 2021, we received our FDA approval. In early 2022, the company was awarded with reimbursement through CMS, the transitional pass through payment. And that was really the inflection point for the board to say, okay, now is the time to build out the commercial organization and get this product to market.” And that’s exactly what we’ve been doing over the last handful of months.

Nick Clayton:

Great. I really want to get into that stuff too, but just continue to talk about the product, about Guardian. I feel like because these things are such interesting and technical devices, I feel like sometimes the discussion that falls by the wayside is just some of the basics, which is the size of the thing. I mean, in this case, Guardian is about the size of a silver dollar. So why does that matter when it comes to safety, efficacy and ultimately servicing those devices over the long term?

Tim Moran:

Yeah, sometimes the best solutions are pretty straightforward and simple. I mean, obviously a lot goes into having an implantable class three device and both the regulatory and clinical work that is required to get it approved. But to your point, Nick, it’s very similar in size and footprint to a pacemaker. So silver dollar size, as I said, we have a single lead that goes in the heart. As a matter of fact, we’ve chosen to be agnostic to the lead that the physician wants to use. So they can use whatever lead they’ve been using for pacemakers and other implantable device in the past, they’re most comfortable with. Once they implant that lead, they’re just connecting to our small Guardian implant and then it’s the algorithm. So it’s really a software solution that runs on top of this. But it’s a really straightforward procedure as we said, roughly 30 minutes, sometimes even less than that.

And I think that’s the piece that people are so surprised by. They can have something that now gives them confidence, allows them to get back to their normal activities. Maybe it’s exercise, driving on a road trip where after they had an MI, they were worried, “Am I going to have the next attack?” And they tend to not want to get back into the things they enjoyed and we’re giving them peace of mind and really reducing that fear and anxiety. And it’s done on an outpatient basis, as I said, in about 30 minutes.

Ross Haghighat:

From a patient’s perspective, a study survey that was done, host the study with patients that had this in their chest for the duration of the trial, it’s really interesting. There is a patient perspective and there is the loved ones to the patient, that sense of comfort that my spouse, my father, my grandfather or grandmother actually has this. And what’s really important is the pipeline of products that are in development and are going to the FDA very shortly for approval the latter part of 2024 timeframe or early 2025, is that all of this data is going to be in the cloud, which means it now is able to be subject to two-way interrogation and communication.

As that occurs instantly, that data is available not just to the cardiologist, but also to the loved ones. And that allows us to create an entire ecosystem of around the clock care, but also generate additional revenues from the product, not just at the time of sale where we have very healthy margins, but actually have a recurring revenue and have a subscription base that really is the direction that we need to go. And I think being the unique player with such long-term protection allows us to create a meaningful company around that.

Marlena Haddad:

And just going off of that, I see from your presentation that you are looking at generating revenue already this year. So how have your efforts been going on the production side in terms of meeting the demand that you are seeing in the market?

Tim Moran:

Yeah, great question. So, what I’ll tell you is the company has done a really nice job with our manufacturing partners and managing the supply chain that we all know over the last several years, of course, during Covid became very strained. We’re sitting with the appropriate amount of inventory to make sure that of course we can supply our products. We have some flexibility if the ramp goes even faster than expected. So from a stock position, I’m very, very comfortable.

I’ll tell you that from a commercial standpoint, back in 2022, right after the reimbursement was achieved, the company did a very controlled commercial launch as you typically would do, about five or six salespeople. And they were able to put in about a hundred implants in that first, call it 10 or 11 months, which was great validation. Since then, we’ve more than doubled the number of implants that were done in all of 2022, and that’s through a team that we’re building as we go. So we’ve added new reps in the first quarter. We continue to add new salespeople in the second quarter.

And what we’re finding is, because we’re focused mainly on reps that have a proven track record in cardiology and implantables, so typically anywhere between eight and 10 plus years of experience, but we’re finding folks that have sold ICDs or pacemakers or some of the other technologies wanting to be part of this story, wanting to build out this category because seen it before and maybe they had been part of it when the outset of implantable defibrillators. So we’ve really had the pick of the litter with great talent. And as you know, at the end of the day, you can have a great technology, but it all comes down to the team that makes the difference. And we’ve been really pleased with their results to date both in the field and in-house from an operations perspective.

Marlena Haddad:

And then beyond the US market, you’ve identified the EU, Israel and Australia, Asia as your next big markets to get into. So how exactly are you approaching those market entries and what progress have you made with that so far?

Tim Moran:

When you build a business, oftentimes a device like this, the US is going to be your key initial market where you’re going to put full-time employees resources on the street from a commercialization perspective. What we think is best initially here is to build an OUS strategy that is very focused on areas that we think we can win, where we can drive revenue early and where we can collaborate with partners that have the local know-how and relationships to get it up and running quickly. So there’s two agreements that we’ve already signed. One is in Asia Pacific, as you mentioned, with a key distributor there, and we’re working through Pacific Country regulatory approvals and we anticipate that’ll start to generate revenue in 2024. And then we most recently, at the beginning of this year, we signed a distribution arrangement in the United Arab Emirates, which we think is a really, really compelling market for this technology.

And again, these are partners that are doing all of the upfront work to establish not only the go-to-market strategy, but all the regulatory path and clinical work that may be needed to get the approval. We set up with a transfer price. So they’re bringing the product in. They make commitments back to us in terms of volumes, and then we support them just as we would with a local salesperson here in the US. We support them with materials and selling tools and all the things to help them be successful. But we think that model is a cash efficient approach and will give us some really nice returns.

Ross Haghighat:

I would add just two quick comments. One, our distribution partnership in Middle East, North Africa represents a region of about 150 million people. So from a patient population point of view, it’s about 50% of the US market. Secondly, because of the high rate of smoking, as well as high rate of diabetes, these are two core morbidities that actually preferentially favor the use of the Guardian. The partnership there is essentially buying into the value prop for all of the market development, including the regulatory streamlining is a part of the commitment that’s been made. An ability to then take advantage of the next generation product, which is remote patient monitoring or at-home monitoring because of the population distribution in the region is really designed as a flagship demonstration OUS for that market. As Tim said, transfer pricing is done such that it is really very attractive and we have the ability to deploy.

In the meantime, in Asia Pac, the company has already received the number of approvals. The product is now approved in Singapore, it’s approved in Malaysia, in Thailand, those have cases that are pending in Japan, in Australia, as well as in Hong Kong, which is a proxy for the China market. So again, typically companies tend to shy away from going OUS because you have to put boots on the ground, but that’s not the way we’re doing it. We are picking carefully our partners, they are doing all the upfront market development. We are providing the support, if you would, and the transfer pricing is done such that is incremental and not significantly taxing in terms of the ongoing recurring expenses on our end. So we’re very, very excited about that.

Nick Clayton:

Great. And just looking at the deal itself, Tim, you mentioned that getting those first reimbursements after regulatory approval was sort of the big aha moments of we’re ready to really jump out there. So why was that such an important prerequisite in your mind in terms of readiness for the public markets? And I guess why was the SPAC route the right way to go for you?

Tim Moran:

So listen, having been in medical device commercialization for 25 plus years, I’ve certainly been in position where you had a great technology and you were waiting for an FDA approval right before you could go and truly drive penetration in the market, or you had FDA approval but you didn’t have reimbursement. And unfortunately, oftentimes great technologies, if they’re not reimbursed, you have a very difficult time driving uptake in the market. These hospitals, ASCs, they’re under a lot of pressure. To do things that may not be profitable becomes hard. So when I saw an opportunity to be able to lead an organization that had this incredible technology, one of a kind, but also had reimbursement in place, I thought that this really is a commercial execution story. You have all these typical challenges already behind you. Now it’s about getting the right people who have the network and relationships, doing it the right way, building it the right way, and we can really build a large business.

So I agree with Ross and the board’s assessment, that really was the catalyst to say, okay, now is time to build this out and put the right number of commercial feet on the street.

From a SPAC perspective, when you have first mover advantage and there’s no competition, we believe getting to the public markets will allow us to bring the capital in to really fund our growth and gives us optionality, as we all know when you’re public, gives you some leverage and some various choices that you can make to fund the business.

But I think what’s more important there is the SPAC that we chose. So for us, we were looking for a partner that obviously had the capital markets knowledge to help us get through the transaction process, but more importantly, that had the right talent that was part of the team who would advise us, so once we got through the transaction, we can really truly drive towards this becoming a multi-billion dollar business. And we found that in BIOS. Obviously Ross, as we mentioned earlier, has had really a storied background, but there’s about seven or eight other colleagues of his that he’s worked with in the past that sit on the BIOS board and have been invaluable to us as we’ve been through this process and building our business.

Tim Moran:

It’s been invaluable to us as we’ve been through this process and building our business, and Ross, maybe I’ll defer to you on just a little bit more color about that crew, but it’s really, really an important part of our story.

Ross Haghighat:

Look, when companies have early commercialization and execution, it’s all about, for them, tap in the market, but when you’re in a public arena, you really need to have a few basics. You need a team that knows how to plan and execute in a public setting, and number two, real familiarity with the capital market, not just in the US but on a global basis. And it’s really that unique combination that we had at Avertix under Tim’s leadership, having built and having run the global vascular-therapeutics business at Medtronic for a number of years, about a billion and a half dollar business. But on the SPAC side, a hand-selected group of life-science professionals that are represented by BIOS, backed by real savvy public-market executives such as Steve Fletcher and Alex Vieux.

A word about the group: Explorer, which is the sponsor of BIOS, is a serial SPAC sponsor. We’ve raised two and a half billion dollars. The two of these SPACs that have been done rank among the best post-business combination through the transaction. During a time when redemptions were very high, they had zero redemption. So this is a group of top investors that have come in, they’ve bought into the value prop and they’ve made a lot of money. Those same investors have invested in BioPlus.

And executives in BioPlus, and they’re colleagues of mine, we have built 41 life-science companies. We have generated about $40 billion worth of shareholder value, and we’re responsible cumulatively for about $11 billion per year worth of annual product revenues. These are folks from all ends of the spectrum: from regulatory, from operations, from public companies, from Fortune 10 board members across the board.

So these are not a group of people that say, “Let’s go find a target and combine with them.” This is about a nation-building exercise, that if you take a first-mover advantage in a global massive market, what are the tools that you need? The tools you need is group surrounding the management that can help the management be in a support role to the management and help to create a multi-billion-dollar enterprise. And that’s really what excites the BioPlus side as well as the Avertix board and the key shareholders about this combination that we believe is going to yield substantial, substantial return for the shareholders.

Nick Clayton:

Yeah, and it is interesting, because I know, Ross, you have some deep familiarity with Avertix for some time, but BioPlus also did IPO in December 2021, and we’ve seen the market change quite a bit over that period of time. And so just with the broader marketing conditions that are out there, some of the macro factors that are there, did that impact your search criteria at all? Did it, I guess, reinforce at all some of your interest in doing this transaction? What was that process like?

Ross Haghighat:

Yeah. That’s a great question actually. You’re right. The world has changed. There’s quite a bit of difference. Just to put it in context, when we did the IPO back then, end of 2021 timeframe, the IPO was substantially oversubscribed. Substantially: more than 12 times oversubscribed. Having said that, the world has changed, as you pointed out, and bottom line is the selection criteria really needed to have a few key features.

One: we had to be in a space that represented on a global basis north of $10 billion worth of TAM. Number two: it had to have a differentiated technology that would give it not just first-mover advantage but a sustainable benefit in a marketplace, where you could not only build the business but deny competitors, because this is such a highly competitive area. It had to have a leadership team that had been around the block, understood how to envision, how to plan, how to execute, and how to really navigate a global landscape, if you will.

It had to have the regulatory wind behind it in a very broad label, and quite frankly, as Tim said earlier, reimbursement, reimbursement, reimbursement. If you don’t have reimbursement, you’re just building some future NPV value and you’re telling the investors, “Just believe that it’s going to come.” In our case, we had to have proven reimbursement, and you could actually build the model and be supporting a predictive growth trajectory.

We found that in Avertix, and there’s no question that assessment has proven to be right, because one key thing that I just want to emphasize, which was embedded in what Tim said: whereas Tim’s team has only been in the seat for a few months, the current approved pipeline for the product implant is at over 220 sites in the US. We’ve only talked about a couple of approvals. We have over 45 implant sites, but well over 200 sites that are in the pipeline, and we’re going to be bringing them online before the middle of next year. So this is a global play, but certainly within the US, where you have all the elements, we believe we can build a substantial publicly traded entity.

Nick Clayton:

And carrying that forward, we’ve seen the pipe market has gotten a lot tighter, obviously since especially BioPlus’s IPO, but it was something you mentioned in your announcement materials, that putting together a pipe is something you plan to pursue. Just how is that going? And do you have any thoughts at all on what some of the alternative structures we’ve seen become a little more common in terms of forward purchase agreements or OTC equity-purchase agreements and some of those other things that are different fundraising opportunities? Do you have any thoughts on those in general as well?

Ross Haghighat:

I’ll just share with you at high level. As you may know, we’re in the middle of that fundraising campaign. What I commented earlier, though, is that the top 25 investors in BioPlus have a history of investing into our other SPACs, and there’s been good outcome there. So we have really the benefit of the test of time.

Number two, it is about picking the company and pricing it appropriately so no matter what structure you are using, you’re offering investors today fair value. This transaction is valued at about 2.6 times 25 revenues, and compared to its comps, that’s valued at a substantial discount to that, as much as half. Therefore, there’s plenty of room for the upside.

Number three, there is always a trade-off between existing trust investors that are already in the trust deciding to stay in this transaction, and we believe this is a very fair valuation and very fair scheme going forward, and pipe investors that basically are looking for an entry point under a different, shall we say, parallel structure.

What we’re putting a lot of energy in is to make sure that adopting one plan does not discourage what happens to a lot of SPACs. A lot of SPACs say, “Forget about the money in the trust. We’re going to go do a pipe.” And the way they structure the pipe actually discourages trust investors to stay in the trust. Because of the journey that the team has had, because of the experience, because of the familiarity in this stock and a capital market, we believe we’ll end up in a combination that appropriately values the enterprise, rewards existing investors in the trust, and encourages investors in a pipe in way that is more of a democratic distribution of value rather than a preferential. Naturally, we could do more draconian types, but companies in desperate position resort to desperate measures. That is not the case with Avertix. That is not the case with BIOS.

Marlena Haddad:

Right. And just diving into the deal a bit further, can you discuss how you plan to use the proceeds from this transaction? How much do you expect to use for the sales rollout, and do you have any new products that you’re looking at getting approved in the near term?

Tim Moran:

As you’d imagine, a large portion of the proceeds will go towards commercialization and growth, and we’re already starting that process. We’ve built, as I mentioned earlier, the initial team out, but there’s more certainly that we’d like to do, both in the US and OUS, so we can put some fuel on the fire with that funding. But from an R&D perspective, yes, we absolutely, Marlena, will continue to invest in our product roadmap.

So I think Ross alluded to this earlier, but the next product in our pipeline after Guardian is Guardian Plus, and that is the innovation that will have everything that we’ve discussed today but cloud connectivity. So we intend to have that to the FDA in the first half of 2024, and then begin to commercialize it upon approval, end of 2024, early 2025. A lot of that work is done, as you’d imagine, being prepared to submit, but some of the funding will go there.

And then we think over time, just staying within our core portfolio, there’s things we can do to expand the number of patients and really physicians that we can get this to. So you think of things like a subcutaneous version. So now you don’t have a lead in the heart; you have a Sub-Q setup of the device. And we’ve already done some work there. We have patents granted in that area, and there’s early foundation setting for that. So we have a very clear roadmap off the core technology, and then I think over time there’s areas for us to play up and down the care continuum for these types of cardiac patients, but right now we’re really focused, obviously, on the initial commercialization.

Marlena Haddad:

And then looking at your revenue mix overall, how does it break down in terms of selling hardware, generating revenue from visits and maintenance, and how do you expect that to change over time with the new models?

Tim Moran:

Yeah, that’s a great question. So over the next three years, what we are projecting, first of all, from a geographic perspective is about two thirds of our revenue will come from the United States, about a third from OUS, at least in today’s model. That is all driven through implant revenue, but as Ross mentioned, we really think unlocking the value of recurring revenue on top of that will really change our trajectory, both in the amount of revenue we can drive, the durability of that revenue, but also really the multiple on the business.

And we haven’t put that in our three-year projection. So although we’ll likely have the Guardian with the cloud, which would enable the recurring revenue stream in 2025, we have been conservative with our projections. You know how things go, right? You don’t want to overstate where you’ll be. But we think that’s upside in our model, and I think over time you’ll see that recurring revenue will play an even bigger role in the overall mix. But today, over a three-year look, we’re basing it all on just the implant sales.

Marlena Haddad:

Right. And then, so as you continue to enter new markets and grow revenues overall, what are going to be the key factors for you in terms of improving margin and getting to EBITDA positivity?

Tim Moran:

Yeah, so I think our focus today won’t change in that regard. So we have to run an operationally efficient business. So we, as a small company, what I love about... I came up in a big company, multi-billion dollar company. When you switch to the earlier stage companies, you really learn the importance of scrutinizing every penny that you spend, because every day matters, every dollar matters. Having that mindset, I think is the differentiator and will benefit us over time as well. So we’ll always have a business case done. When we talk about a new market, outside the US, we want to look at that market, we want to look at the patient profile, we want to look at the reimbursement landscape, who the potential partners would be and what truly the return on investment, both for our company and our shareholders, will be. So we’re not going to deviate from that thoughtful, strategic approach in really anything that we do.

Nick Clayton:

Great, and continue on that point as well, just, so what do you think for a company like yours, what do you see as some of the best ways of leveraging public capital, to keep funding your strategies? Do you see some M&A opportunity out there? Do you see there being a potential to have public equity at play in some of your distribution relationships, or strategic relationships throughout the market? What are some of the opportunities you’re thinking about there?

Tim Moran:

So I think from a traditional perspective, it’s early, right? So to talk about an M&A strategy. I think we have a lot of interest from the big players in the market because of where we’re playing in this valuable cardiac space. And also about our technology, we’re really driving... We’re like an enabler, if you will, of other technologies, because we’re providing all of this diagnostic data to the physician, we’ll detect atrial fibrillation. The physician can then bring that patient in, determine do they need to do an intervention, and maybe they’re going to do an ablation. So the companies that are in that space, they like our technology because it’s driving more procedures to them. So I think we’re getting a lot of awareness from the big players in the market. So that’s one thing that over time, we’ll have to think about and we’ll continue to build those relationships. But from us being acquisitive, I do think that there’s an opportunity, as I was saying earlier, is to play up and down the care continuum, from an acuity perspective.

So think of us as the gold standard, leading the heart, we’re the only ones to be able to monitor ST segment shifts, with such high fidelity and precision that we got the FDA approval, and we can detect a heart attack and a silent heart attack. But there’s a whole host of other products that are really invaluable and important that... Maybe a patch-type technology that is more episodic, not something that someone’s going to wear for the rest of their life, but you could see that potentially being a natural expansion into our portfolio, over time. So those are things, Nick, some of the things that we think about and contemplate. But as I said, my job today, is to make sure that the company stays very focused on executing the initial plan, which will enable those opportunities, over time.

Ross Haghighat:

The only thing I would add is, look, we’re looking at a massive TAM with that first mover advantage, and it really truly a differentiated product with very, very healthy margin. Rapid adoption, easy adoption of the value proposition, and very, very broad list of cardiologists that are implanting this, increasing patient awareness where the patients are beginning to ask for the Guardian. So it’s creating that push-pull strategy, where we believe we can build a multi-billion dollar company. What I have found companies that intend to grow through acquisition, is where there might be some doubt about the size of their market, ability to execute, or quite frankly, if they don’t have the full solution in their portfolio. In our case, we do. It doesn’t mean, if there are opportunistic chances down there that compliment and/or allows us access to particular markets, for example, we would not consider it. But that is not a part of the core plan. We think we can build a very robust, very profitable, multi-billion dollar enterprise because we have all the pieces, and that’s really the takeaway from the comments that Tim and I have shared with you.

Marlena Haddad:

Definitely, and then, so just going off of that, given how massive the market for heart treatments is, I’m interested to hear what you see as the most exciting innovation, now emerging in this field in general, and with Avertix specifically?

Tim Moran:

Listen, I won’t comment necessarily on a specific technology, but I think we all see the artificial intelligence, the machine learning, really this, as it’s referred to, as this intersection between device and technology. What I love about our product is, and I said this earlier, is we’re providing really two things. We’re providing the immediate notification that an episode is happening, something very impactful, and we’re reducing that time to get the patient to care, but we’re also serving as a lifetime monitor. So it’s giving patients this comfort now, that they can take part in their own care. And if you look at literature, patient outcomes are often better when the patient gets involved in their own care, but also providing physicians with the data that they need to provide better care and outcomes.

One of the things, Marlena, that we created as a tagline here, that we all take very, very seriously, talk about being patient-centric. We have a tagline now that says, keeping families together, about the Guardian. And that’s really important to us because, if you talk to a patient that has had a heart attack, it’s probably one of the most impactful medical events that they can go through, and for that patient, the uncertainty and fear, but really for the patient’s family, as Ross was alluding to, and we can play a huge impact there. So we’re pretty excited about where we fit in the new technology landscape, and it’s really an incredible time to be in medical technology and innovation.

Ross Haghighat:

It’s a lot of talk about artificial intelligence and machine learning, and really what... We talk about algorithm, but really it’s the uniqueness of the algorithm that’s key, right? A device that’s passively listening for the entirety of its implant life, but the most critical thing is this is changing the baseline for each patient, as the patient’s cardiovascular conditions change. This is really important. It’s not one size, it’s not like your alarm system. Every time the door opens... These are progressing patients, which means they have a changing cardiovascular profile, or essentially heart health. The fundamental smart features of this device is that the machine learning continuously changes the baseline, and customizes what is an alarm for each individual patient. That is unique and that is really at the heart of this unique capability that we call the Guardian.

Important Information

BIOS has filed with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 (as amended or supplemented, the “Registration Statement”), which includes a preliminary proxy statement/prospectus of BioPlus Acquisition Corp (“BIOS”), that when finalized in definitive format will be both the proxy statement to be distributed to holders of BIOS’ ordinary shares in connection with the solicitation of proxies for the vote by BIOS’ shareholders with respect to the proposed business combination and related matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities to be issued in the proposed business combination. After the Registration Statement is declared effective, BIOS will mail a definitive proxy statement/prospectus and other relevant documents to its shareholders. BIOS shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus, and amendments thereto, and the definitive proxy statement/prospectus in connection with BIOS’ solicitation of proxies for its shareholders’ meeting to be held to approve the proposed business combination and related matters because the proxy statement/prospectus will contain important information about BIOS and Avertix Medical, Inc. (“Avertix”) and the proposed business combination.

The definitive proxy statement/prospectus will be mailed to shareholders of BIOS as of a record date to be established for voting on the proposed business combination and related matters. Shareholders may obtain copies of the proxy statement/prospectus, when available, without charge, at the SEC’s website at www.sec.gov or by directing a request to: BioPlus Acquisition Corp., 260 Madison Avenue, Suite 800, New York, NY 10026 or by emailing info@Biosspac.com.

Forward-Looking Statements

Certain statements included in this transcript are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “would,” “plan,” “potential,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. All statements, other than statements of present or historical fact included in this transcript, regarding BIOS’ proposed business combination with Avertix, BIOS’ ability to consummate the proposed transactions, the use of proceeds from the proposed transactions, the benefits of the proposed transactions and the combined company’s future financial performance, including financial projections, as well as the combined company’s strategy, demand for products and services, use cases for products and services, anticipated business model and future operations and products, estimated financial position, estimated revenue growth, prospects expectations and pipeline, estimated market growth, size and opportunity, plans and objectives of management, among others, are forward-looking statements. These statements are based on various assumptions, whether or not identified in this transcript, and on the current expectations of Avertix’s management and are not predictions of actual performance, and, as a result, are subject to risks and uncertainties. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many factors could cause actual future events to differ materially from the forward-looking statements in this transcript, including but not limited to: the inability of the parties to successfully or timely consummate the proposed business combination; the risk that the proposed business combination may not be completed by BIOS’ business combination deadline and the potential failure to obtain an extension of the business combination deadline by BIOS; failure to realize the anticipated benefits of the proposed business combination; the occurrence of any event, change or other circumstance that could give rise to the termination of the definitive transaction agreement; Avertix’s history of operating losses; Avertix’s ability to engage physicians to utilize and prescribe its solution; changes in reimbursement practices; technological changes in Avertix’s market; Avertix’s ability to protect its intellectual property; Avertix‘s material weaknesses in financial reporting; and the Avertix’s ability to navigate complex regulatory requirements. Please carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section in the preliminary proxy statement/prospectus in the Registration Statement and other documents filed or that may be filed by BIOS from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements.

There may be additional risks that neither BIOS nor Avertix presently know or that BIOS and Avertix currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect BIOS’ and Avertix’s expectations, plans or forecasts of future events and views as of the date of this document. BIOS and Avertix anticipate that subsequent events and developments will cause BIOS’ and Avertix’s assessments to change. However, while BIOS and Avertix may elect to update these forward-looking statements at some point in the future, BIOS and Avertix specifically assume no obligation and do not intend to do so, nor do they intend to revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required by applicable law. These forward-looking statements should not be relied upon as representing BIOS’ and Avertix’s assessments as of any date subsequent to the date of this document. Neither BIOS nor Avertix gives any assurance that either BIOS or Avertix, or the combined company, will achieve its expectations. While we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. Accordingly, undue reliance should not be placed upon the forward-looking statements as predictions of future events.

Participants in the Solicitation

This transcript is not a solicitation of a proxy from any investor or securityholder. However, BIOS and Avertix and their respective directors, officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies from BIOS’ shareholders with respect to the proposed business combination and related matters. Investors and securityholders may obtain more detailed information regarding the names, affiliations and interests of the directors and officers of BIOS and Avertix relating to the proposed business combination in the preliminary proxy statement/prospectus contained in the Registration Statement. These documents may be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This transcript is for informational purposes only and is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy or subscribe for any securities or a solicitation of any vote of approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.